FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 29, 2004

LIHIR GOLD LIMITED

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
      Name   Mark Laurie
      Title:    Company Secretary

Date: 29 July 2004


95

JULY 2004

INTERIM FINANCIAL RESULTS & SECOND QUARTER PRODUCTION REPORT

LIHIR GOLD LIMITED

SUMMARY OF OPERATIONAL RESULTS





Performance measure	Q2	Q1	Variation (%)
Material moved (kt)	10,251	9,260	10.7
Ore mined (kt)	2,232	3,162	(29.4)
Ore milled (kt)	1,108	807	37.3
Average grade (g Au/t)	5.27	5.19	1.5
Gold recovery (%)	87.8	86.3	1.7
Gold produced (oz)	165,073	112,336	46.9
Avge cash price realised (US$/oz)	381	404	(5.7)
Total cash costs (US$/oz)	(249)	(346)	28.0
Gross cash costs (US$/oz)	(337)	(410)	17.8
Safety (LTIFR)	0.37	0.39	5.1

SUMMARY OF OPERATIONAL RESULTS





Performance measure	H1 '04	H1 '03	Variation (%)
Material moved (kt)	19,511	17,536	11.3
Ore mined (kt)	5,394	5,417	(0.4)
Ore milled (kt)	1,915	1,857	3.1
Average grade (g Au/t)	5.21	4.79	8.8
Gold recovery (%)	86.8	90.2	(3.8)
Gold produced (oz)	277,409	259,190	7.0
Cash price realised (US$/oz)	390	347	12.4
Total cash costs (US$/oz)	(289)	(316)	8.5
Gross cash costs (US$/oz)	(367)	(332)	(10.5)
Safety (LTIFR)	0.38	0.45	15.6

FINANCIAL SUMMARY





Summary of results	H1 '04	H1 '03	Variation US$m	Variation %
Sales revenue	100.2	94.7	5.5	5.8
Other income	3.8	11.1	(7.3)	(66)
Total cash costs	(80.0)	(82.0)	2	2.4
Total costs	(106.2)	(112.5)	6.3	5.5
Net profit	(2.2)	(6.7)	4.5	-
Operating cash flow	(2.0)	3.3	(5.3)	-
Capital expenditure	(32.8)	(16.1)	(16.7)	(103.7)
Net cash/debt	87.7	(21.9)	109.6	-

Key ratios	H1 '04	H1 '03
EPS (cents)	(0.2)	(0.6)
Net profit/revenue (%)	(2.1)	(6.4)
Net profit/equity (%)	(0.4)	(1.7)





DEFERRED WASTE

- Change in calculation base from mining phase to pit
- Effect in H1 to increase deferred waste by $8.8m
- Better matching of costs and revenues, industry standard
- Improved predictability, more readily understood
- Adjustments to pit strip ratios and deferred waste forecast to be provided annually with reserve statement



STRIP RATIOS



Lienetz to Dec 2003	25.2
Phase 5E	3.78
Phase 5W	11.49
Phase 6	4.52
Phase 7	4.06
Phase 8	4.44
Lienetz including mined	4.84
Minifie Deep	
Phase 9	3.94
Phase 10	5.12
Phase 11	2.79
Phase 12	1.85
Minifie Deep	3.67
Kapit	
Phase 13	10.01
Phase 14	5.08
Kapit	8.59

Deferred Waste Balance


US$M
70
60
50
40
30
20
64
51
59
42
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Pit basis
Phase basis





UNIT COSTS

1st Half 2004 vs. 1st Half 2003

- Costs remain high due to
  - Exchange rate on AUD and PGK costs
  - HFO & diesel price increases (with partial offset for geothermal)
  - Increased fleet costs
  - Increased costs associated with Lienetz pre-strip (deferred)
  - High mine maintenance costs
  - Plant maintenance costs TPS, Clave re-bricking, Linde failure
- Unit costs favourably influenced by 7% more production
- Production costs reflect increased waste stripping deferral

LIHIR COST REDUCTION





Margin Enhancement Program

- A 2 year project to embed sustainable cost improvements
- Geo-thermal power has the biggest cost impact (6 +30 +20MW)
- Throughput and recovery projects have large revenue potential
- Target cost reductions
  - AMC benchmarking of mine costs
  - Electrical energy audit
  - Procurement review
  - Many projects under $1m
- Some successes so far – eg limestone, filters, etc

HEDGING






100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2004
2005
2006
2007
2008
2009
2010
Spot
Hedged

- **Hedge book continues to reduce - no increase since the end of 2001.**
- **In current price environment, hedges rolled out subject to credit availability and suitable terms.**
- **Straightforward structures to protect single product company in the event of a significant price decline.**

MINING: PERFORMANCE



Material Movements by Quarter
(Mt)
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Q3 03
Q4 03
Q1 04
Q2 04
Waste - Minifie
Waste - Lienetz
Ore Mined - HG
Ore Mined - LG





MINING: EQUIPMENT


Equipment Availability by Quarter
Availability %
100
95
90
85
80
75
70
65
60
55
50
77
69
77
82
68
93
RH200 Shovels
785 Trucks
Barges
Q3 03
Q4 03
Q1 04
Q2 04


Equipment Productivity by Quarter
Daily Average Productivity bcm/h
1000
900
800
700
600
500
400
300
200
100
0
821
922
134
133
557
570
RH200 Shovels
785 Trucks
Barges
Q3 03
Q4 03
Q1 04
Q2 04

- **Equipment availabilities**
  - Revised maintenance planning
  - Upgrading work processes, quality assurance and training
  - Shovels; 2 rebuilt during Q2, remaining 2 in Q3
- **Equipment productivity**
  - Shovel productivity continues to improve - intensive operator training
  - Training simulator in use
  - Road and drainage improvements

PROCESSING: PERFORMANCE





Mill and Autoclave Performance by Quarter
1800
1500
1200
900
600
300
0
100
90
80
70
60
50
40
Availability %
933
924
987
1082
807
1108
170
163
172
173
167
176
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Mill Tonnes kt
Autoclave Throughput t/h/AC
Mill Availability %
Autoclave Availability %

PROCESSING: GOLD RECOVERY






Processing Performance
% Recovery or Gold Produced
180
160
140
120
100
80
60
40
20
0
90
131
91
128.2
88
131.5
87
160.1
86
112.3
88
165.7
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Recovery
Gold Produced koz

- Replacement carbon regeneration kiln
- Knelson concentrators to be installed
- Recovery target >90%

PROCESSING: CONTINUING IMPROVEMENTS



- CCD thickener by- pass completed
- Focus on maintenance systems, practices (planned, predictive & preventative) and training
- Corrosion & structural integrity review
- Autoclave vapour phase re-bricking (February, June & August 2004, Q1, Q2 & Q3 2005)
- Additional thickener



DRILLING PROGRAMME



Ore programmes:

- Lienetz phase 5 infill (on plan)
- Closure of West Minifie (completed)
- North Kapit closure (2005)
- Kapit / Lienetz gap (2005)

Geotech & geothermal support:

- Shallow steam wells (completed)
- Lienetz phase 6 design (on plan)
- Lienetz phase 7 design (additional)
- Kapit steam relief (starts Q4)
- Geothermal capacity (on plan)



Luise Harbour
Coffer Dam
Kapit north closure
N
Kapit N
Kapit-Lienetz Gap
Harbour base Stockpile
Link
Coastal ROM
Lienetz Infill
Borefields
West Minifie
Minifie
500m

GEOTHERMAL POWER







GEOTHERMAL POWER

Existing 6mw plant

- Core to cost & capacity

30mw

- On schedule for commissioning in April 2005
- Economics unaltered
- Engineering design
- Steamfield preparation
- Off-shore manufacturing

} complete

- 20mw modular extension allowed for
- Project management by SMEC

Additional capacity

- Cost estimates for 20mw completed
- 56mw will meet all existing power needs
- Full steamfield definition due by year-end



POTENTIAL PLANT EXPANSION: FLOTATION





To date:

- ✓ Capital expenditure (order of magnitude)
- ✓ Suitable ore feed
- ✓ Gold recovery acceptable
- ✓ Board approval for final investigations to proceed

Further work:

- ➢ Engineering design finalised
- ➢ Metallurgical work to maximise recovery
- ➢ Detailed mine planning
- ➢ Final sizing of flotation capacity – 2 or 3 Mtpa

Decision: March 2005 If positive, commissioning in Q1 2007

Will continue to explore all opportunities.

LIHIR STATUS REPORT





- Reserve conversion is the focus
- Operating improvements on track & maintenance systemisation is key
- Recovery increases to > 90% by year end
- 30mw geothermal facility on schedule
- Exploring full HFO conversion
- Cost profile requires and is receiving attention
- Flotation-based expansion encouraging




www.lihir.com.pg